FILED BY WPP GROUP PLC
                         PURSUANT TO RULE 425 UNDER THE
                             SECURITIES ACT OF 1933
                     SUBJECT COMPANY: GREY GLOBAL GROUP INC.
                         COMMISSION FILE NO.: 333-119949

                              FOR IMMEDIATE RELEASE

                                22 FEBRUARY 2005

                              WPP Group plc ("WPP")

                         Grey Global Group Inc. ("Grey")

                  AGREEMENT REACHED WITH GREY DEBENTURE HOLDERS


     Further to the announcement dated 27 January 2005, WPP has now reached agreement with holders of US$120.8 million (80.5%) of Grey's US$150 million 5% contingent convertible subordinated debentures due 2033 (the "Debentures"), with respect to the terms that will apply upon completion of WPP's acquisition of Grey. Under the agreement, Grey will solicit consents from the holders of the Debentures to the adoption of a supplemental indenture. A copy of the agreement, including the supplemental indenture, will be filed with the SEC by WPP on a Form 6-K.

     A consent solicitation statement describing the proposed terms and consent fee will be sent to Debenture holders shortly. Debenture holders may also obtain copies of the consent solicitation statement by contacting Innisfree M&A Incorporated, the Information Agent for the consent solicitation, at 212-750-5833 (Banks and Brokers) or 888-750-5834 (Debenture holders). A copy of the consent solicitation statement will also be available on Grey's website at www.grey.com.

                                   INFORMATION

In connection with the proposed merger, WPP has filed with the US Securities and Exchange Commission (SEC) on January 31, 2005, Amendment No. 3 to Registration Statement on Form F-4 (SEC File No 333-119949), containing a definitive proxy statement/prospectus relating to the proposed merger for the stockholders of Grey, and each of WPP and Grey has and will be filing other documents regarding the proposed merger with the SEC.

GREY STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER, WHICH IS AVAILABLE NOW, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.

Grey stockholders may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, 212 546 2000.

For further information:

Feona McEwan            +44 20 7408 2204
Paul Richardson         +44 20 7408 2204
Fran Butera             +1 212 632-2235

WPP and Grey entered into support agreements, each dated as of February 22, 2005 (each a "Support Agreement" and collectively, the "Support Agreements") with each of the following entities in connection with Grey's 5% Contingent Convertible Subordinated Debentures due 2033 (the "Debentures"): Akela Capital Master Fund, Ltd., Aristeia Capital LLC, Drake Management LLC, Harbert Convertible Arbitrage Master Fund, Ltd., Harbert Convertible Arbitrage Master Fund II, Ltd., Radcliffe SPC, Ltd., Sage Capital Management, LLC, Silvercreek Management Inc., and Tenor Capital Management Co., L.P.

In the aggregate, as of that date, the parties to the Support Agreements beneficially owned, or had investment discretion or authority with respect to, 80.5% of the outstanding principal amount of the Debentures. Under the Support Agreements, WPP and Grey have agreed to solicit consents of holders of the Debentures for the adoption of a proposed supplemental indenture and the parties to the Support Agreements have agreed to cause consents to be executed and delivered with respect to all of the Debentures over which they had beneficial ownership or investment discretion or authority as of the date of the Support Agreements. A form of the Support Agreement, including the proposed supplemental indenture is attached.

In the event that the proposed supplemental indenture is executed by WPP, Abbey Merger Corporation ("Abbey"), Grey and the trustee under the indenture governing the Debentures, WPP, Abbey and Grey intend to amend the Agreement and Plan of Merger, dated as of September 11, 2004, among WPP, Abbey and Grey to reflect the treatment of the Debentures provided for by the proposed supplemental indenture.

                                SUPPORT AGREEMENT

     This Support Agreement (this "Agreement"), dated as of February 22, 2005, is entered into by and among WPP Group plc, a corporation organized under the laws of England and Wales ("WPP"), Grey Global Group Inc., a Delaware corporation ("Grey"), and the person listed on Annex B (the "Consenting Holder"). For purposes of this Agreement, WPP, Grey and the Consenting Holder shall individually be referred to as a "Party" and, collectively, the "Parties".

                                 R E C I T A L S

     WHEREAS, the Consenting Holder is a beneficial owner of the 5% Contingent Convertible Subordinated Debentures due 2033 (the "Debentures") of Grey issued pursuant to an Indenture, dated as of October 28, 2003 (the "Indenture"), between Grey and the American Stock Transfer & Trust Company as trustee (the
"Trustee"); capitalized terms used but not defined herein shall have the respective meanings ascribed to these terms in the Indenture;

     WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of September 11, 2004, by and among WPP, Abbey Merger Corporation ("Abbey") and Grey (as amended, the "Merger Agreement"), Grey will be merged with and into Abbey (the "Merger"), with Abbey being the surviving corporation in the Merger and remaining as a wholly owned subsidiary of WPP, and pursuant to the Merger, each outstanding shares of common stock, par value $0.01 per share, of Grey and each share of Limited Duration Class B Common Stock, par value $0.01 per share, of Grey will be converted into the right to receive merger consideration in the form of cash or WPP shares in accordance with the terms of the Merger Agreement;

     WHEREAS, pursuant to Section 6.16 of the Merger Agreement, Grey is required, to the extent requested by WPP, to use reasonable best efforts to cooperate with WPP to effect a consent solicitation with respect to the Debentures, as directed by WPP;

     WHEREAS, at the request of WPP and in accordance with Section 6.16 of the Merger Agreement, Grey has agreed to seek consents of the holders of the Debentures to the adoption of a second supplement to the Indenture substantially in the form set forth on Annex A (the "Second Supplemental Indenture");

     WHEREAS, WPP has agreed to direct Grey to commence the Consent Solicitation (as defined below) and, subject to the terms and conditions of this Agreement, to execute and deliver, and cause Grey to execute and deliver, to the Trustee the Second Supplemental Indenture as promptly as practicable after receipt of valid consents of Holders of at least 75% (or, at the sole discretion of WPP, a lower percentage determined by WPP) of the principal amount of the Debentures then outstanding;

     WHEREAS, the Consenting Holder has agreed, subject to the terms and conditions of this Agreement, to cause consents to be executed and delivered in favor of the adoption of the Second Supplemental Indenture with respect to all the Debentures beneficially owned by the Consenting Holder or as to which it has investment authority or discretion as set forth on Annex B;

     NOW, THEREFORE, in consideration of the foregoing recitals and the terms and conditions set forth herein, WPP, Grey and the Consenting Holder hereby agree as follows:

     1. Consent Solicitation. Grey shall commence, as promptly as practicable on or after the date of this Agreement, a solicitation of consents of the Holders of the Debentures to approve the adoption of the Second Supplemental Indenture (the "Consent Solicitation"). The Consent Solicitation shall remain open until 5:00 p.m., New York City time on March 4, 2005 (the "Expiration Time"); provided, that, at the discretion of WPP and Grey, the Consent Solicitation may be extended beyond the then applicable Expiration Time, if as of such Expiration Time, the conditions set forth in Section 3 shall not then be satisfied (or capable of being satisfied) or waived; and in the case of such extension of the Consent Solicitation, the "Expiration Time" shall thereafter be the time at which the Consent Solicitation will expire after giving effect to such extension. The Consent Solicitation shall provide that, subject to, and promptly after the later of, the execution and delivery of the Second Supplemental Indenture by the parties thereto, the consummation of the Merger and the occurrence of the Expiration Time, Abbey, as successor by merger to Grey, will pay to each Holder of Debentures the Consent Fee for each $1,000.00 principal amount of Debentures in respect of which such Holder properly grants prior to the Expiration Time a consent to the adoption of the Second Supplemental Indenture (which consent is not revoked or withdrawn). As soon as practicable after, but subject to, the satisfaction or waiver of the conditions set forth in
Section 3, WPP and Grey shall execute and deliver to the Trustee the Second Supplemental Indenture. The "Consent Fee" shall be equal to $23.33; provided, however, that if consents to the adoption of the Second Supplemental Indenture are properly granted prior to Expiration Time (and not revoked or withdrawn) in respect of fewer than 75% of the then outstanding principal amount of the Debentures, but WPP determines, in its sole discretion, that the condition set forth in Section 3(a) shall be satisfied by receipt of properly granted consents (that are not revoked or withdrawn) in respect of a lower percentage (determined by WPP, in its sole discretion) of the outstanding principal amount of the Debentures, the "Consent Fee" shall be equal to $20.00.

     2.  Agreements  of  Consenting   Holder  in  Connection  With  the  Consent
Transactions.

     The Consenting Holder shall:

         (a) as soon as reasonably practicable but no later than two Business Days following commencement of the Consent Solicitation, deliver written instructions to any Depository Trust Company participant, bank, broker, financial institution or other person holding Debentures on its behalf (the "Nominee") duly instructing the Nominee to consent (and not thereafter revoke) and take any and all other actions necessary to cause its Nominee to consent (as soon as reasonably practicable after such instruction is delivered to the Nominee) to the adoption of Second Supplemental Indenture with respect to all the Debentures beneficially owned by it or as to which it has investment authority or discretion;

        (b) not object to the consummation of the Consent Solicitation or the execution or delivery of the Second Supplemental Indenture or otherwise commence any proceeding or make any statements or encourage holders of the Debentures, to oppose, or take an action that could materially adversely affect or materially delay, the Consent Solicitation or the execution or delivery of the Second Supplemental Indenture; and

        (c) not take any other action (and shall not instruct its Nominee to take any action on its behalf), including initiating any legal proceeding, or make any statement that is materially inconsistent with, or that could materially delay consummation of, the Consent Solicitation or the execution or delivery of the Second Supplemental Indenture.

     3. Conditions to Execution and Delivery of the Second Supplemental Indenture. The obligations of WPP and Grey to execute and deliver to the Trustee the Second Supplemental Indenture are subject to the prior or simultaneous satisfaction, or waiver by WPP and Grey, of the following conditions:

        (a) Requisite Consents Condition. Holders of Debentures shall have properly granted consents (which shall not have been withdrawn or revoked) to the adoption of the Second Supplemental Indenture in respect of at least 75% (or at such lower percentage as WPP shall determine in its sole discretion) of the then aggregate outstanding principal amount of the Debentures;

        (b)  No Prohibition. No law, statute, rule, decree, order or injunction
that   prohibits,   restrains  or  enjoins  the   consummation  of  the  Consent
Solicitation or the execution or delivery of the Second Supplemental Indenture shall have been enacted, entered, promulgated or otherwise be in effect; and

        (c) Trustee Acceptance. The Trustee shall have executed and delivered the Second Supplemental Indenture.

     4. Termination. (a) Subject to Section 4(b) hereof, this Agreement shall terminate upon the earlier of (i) the valid execution and delivery by WPP, Grey and the Trustee of the Second Supplemental Indenture, (ii) the termination of the Merger Agreement in accordance with its terms prior to the consummation of the Merger or (iii) March 15, 2005. This Agreement may be terminated by written agreement of WPP and the Consenting Holder.

        (b)  In the event of the termination of this Agreement pursuant to
Section 4(a), this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party, except with respect to Sections 4, 5(b), 12 and 14, which shall survive termination; provided that the termination of this Agreement shall not relieve any party from liability for any breach of this Agreement by such Party prior to such termination.

     5. Forbearance; Restrictions on Transfers. (a) The Consenting Holder agrees that, prior to the execution and delivery by WPP, Grey and the Trustee of the Second Supplemental Indenture, it shall not:

        (i) give instructions to the Trustee (and shall revoke or cause to be revoked any instructions previously given by it to the Trustee) for the Trustee to take any action that is inconsistent with this Agreement; and

        (ii) directly or indirectly, sell, assign, transfer or otherwise dispose of, by conversion or otherwise, any of the Debentures beneficially owned by it or as to which it has investment authority or discretion (including any of the Debentures acquired after this date), unless the transferee thereof agrees in writing for the benefit of WPP to be bound by all of the terms of this Agreement and executes a counterpart signature page of this Agreement and the transferor provides WPP with a copy thereof.

        (b) The Consenting Holder further agrees that, from and after the execution and delivery by WPP, Grey and the Trustee of the Second Supplemental Indenture, it shall not convert any Debenture beneficially owned by it into Common Stock. The agreement of the Consenting Holder set forth in the preceding sentence shall terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms prior to the consummation of the Merger, (ii) the failure of WPP or Grey to observe or perform in any material respect any covenant contained in this Agreement or any representation or warranty made by WPP or Grey herein shall prove to have been incorrect in any material respect when made or deemed made or (iii) March 15, 2005.

     6. Representations and Warranties of the Parties. Each of the Parties represents and warrants to the other Parties, as of this date as follows:

        (a) Power, Authority and Authorization. Such Party has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (corporate or other) on the part of such Party, and the person executing this Agreement on behalf of such Party is duly authorized to do so.

        (b) Binding Obligation. This Agreement has been validly executed and delivered by such Party and is the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws, both foreign and domestic, relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

        (c) No Conflicts. None of the execution, delivery or performance of this Agreement, nor the compliance with the terms and provisions of this Agreement, nor the consummation of any of the transactions contemplated hereby, shall conflict with, violate, or constitute a breach of or a default under, (i) any law, statute, rule, regulation, ordinance, judgment, decree or order applicable to such Party or any of its subsidiaries or any of their respective businesses or properties, (ii) such Party's organizational documents or (iii) any contractual obligations to which such Party or any of its subsidiaries is a Party or by which such Party, any of its subsidiaries or any of their respective properties are bound except for Section 2.4 of the Merger Agreement, the Note Agreement dated as of March 14, 2003, as amended, between Grey and the Prudential Insurance Company of America; Note Agreement dated as of November 13, 2000, as amended, between Grey and the Prudential Insurance Company; and the Credit Agreement dated December 21, 2001, as amended, among Grey, HSBC Bank USA, as documentation agent, Fleet National Bank, as syndication agent, JP Morgan Chase Bank, as administrative agent and the various other lenders named therein (it being understood that no conflict with, violation or breach of or default under the agreements referred to in clause (iii) (collectively, the "Financing Agreements") shall relieve WPP or Grey of its obligation, subject to the prior or  simultaneous  satisfaction,  or waiver by WPP and Grey,  of the conditions set forth in Section 3, to execute and deliver the Second Supplemental Indenture).

        (d) No Proceedings. There is no action, claim, suit, demand, hearing, notice of violation or deficiency, or proceeding (including any investigation or partial proceeding, such as a deposition), domestic or foreign, pending, or to the knowledge of such Party threatened, against or that affects such Party that could prevent the consummation of, materially impair or materially delay any of the transactions contemplated hereby.

     7. Additional Representations and Warranties of the Consenting Holder. The Consenting Holder represents and warrants to WPP as follows:

        (a) The Consenting Holder and its advisors have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the transactions contemplated by this Agreement, including the adoption of the Second Supplemental Indenture.

        (b) The Consenting Holder beneficially owns and/or has investment authority or discretion with respect to, and as of 5:00 p.m. New York City time on February 19, 2005, beneficially owned and/or had investment authority or discretion with respect to, the aggregate principal amount of Debentures set forth next to the Consenting Holder's name on Annex B, and such aggregate principal amount of Debentures constitutes all of the Debentures so owned or controlled by the Consenting Holder. Annex B correctly sets forth the name of the Nominees who hold Debentures on behalf of the Consenting Holder and the principal amount of Debentures held by each such Nominee on behalf of the Consenting Holder.

     8. Additional Representations and Warranties of WPP and Grey. Each of WPP and Grey represents and warrants that (a) other than the Indenture, the Registration Rights Agreement and as contemplated by this Agreement (including the letter, dated as of the date hereof, to the Consenting Holder (the "Letter"), and similar support agreements and related letters with other Holders (the "Other Support Agreements" and "Other Letters")), the Consent Solicitation, and the Second Supplemental Indenture, it is not a party to any agreement or understanding with any holder of Debentures with respect to such holder's Debentures and (b) the Other Support Agreements and the Other Letters contain terms and conditions substantially the same as or less favorable to the holder of Debentures party thereto than those contained in this Agreement and the Letter, respectively, other than with respect to payment of fees and expenses as provided in Section 12 of this Agreement and the Other Support Agreements.

     9. Notices. All notices and other communications hereunder shall be in writing and shall be deemed sufficiently given and served for all purposes when personally delivered or given by facsimile or one Business Day after a writing is delivered to a national overnight courier service or three Business Days after a writing is deposited in the United States mail, first class postage or other charges prepaid and registered, return receipt requested, addressed as follows (or at such other address for a Party as shall be specified by like notice):

        If to WPP, to:

        WPP Group plc
        27 Farm Street
        London W1J 5RJ
        England
        Attn: Paul W.G. Richardson
        Group Finance Director
        Facsimile No.: (01 44) 20 7409 7502

        With a copy to:

        Fried, Frank, Harris, Shriver & Jacobson LLP
        One New York Plaza
        New York, NY  10004
        Attn:   Arthur Fleischer, Jr., Esq.
                Philip Richter, Esq.
        Facsimile No.:  (212) 859-4000

        If to Grey, to:

        Grey Global Group Inc.
        777 Third Avenue
        New York, NY 10017
        Attn:   Steven G. Felsher
                Vice Chairman, Chief Financial Officer, Secretary and Treasurer

        Facsimile No.:  (212) 546-1495

        With a copy to:

        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017
        Attention:      John G. Finley, Esq.
        Facsimile: (212) 455-2502


     If to the Consenting Holder, at the address set forth on Annex B or to such other address as the party to whom notice is to be given may have furnished to WPP in writing in accordance herewith.

     10. Covenants. (a) Each Party shall promptly notify the other Parties in writing upon any representation or warranty of such Party contained in this Agreement becoming untrue or incorrect in any material respect during the term of this Agreement.

        (b) WPP and Grey agree to use their reasonable best efforts to adopt an amendment to the Merger Agreement contemplating the Second Supplemental Indenture simultaneously with or immediately following the satisfaction or waiver of the conditions set forth in Section 3 of this Agreement.

        (c) WPP agrees to cause to be provided to the Consenting Holder the information referred to in the second paragraph of Section 4.08 of the Indenture as amended by the Second Supplemental Indenture promptly after the consummation of the Merger.

        (d) Promptly after the execution and delivery of this Agreement, WPP will file with the SEC the form of this Agreement as an exhibit to a Report on Form 6-K and as an exhibit to the Schedule 13D previously filed by WPP with respect to the shares of common stock of Grey.

     11. Publicity. The initial press release relating to this Agreement and the transactions contemplated hereby shall be issued by WPP in the form attached as Annex C.

     12. Fees and Expenses. Subject to, and promptly after the later of, (i) the consummation of the Merger, (ii) the execution and delivery of the Second Supplemental Indenture by all parties thereto, (iii) satisfaction or waiver of
Section 3(a) above and (iv) the receipt of customary invoices, WPP shall pay to Akin Gump Strauss Hauer and Feld LLP, Magee & Magee and Seward & Kissel the fees and expenses of such professionals for services performed by them on behalf of holders of Debentures who have participated in negotiations with WPP regarding the Second Supplemental Indenture; provided, however, that the fees and expenses to be paid by WPP pursuant to this sentence and Section 12 of the Other Support Agreements shall not exceed $250,000.00 in the aggregate. Subject to the foregoing, each Party to this Agreement will be responsible for its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated.

     13. Independent Nature of Consenting Holder's Obligations and Rights. The Consenting Holder acknowledges that WPP and Grey have indicated that they intend to enter into Other Support Agreements and WPP will enter into Other Letters with other holders of the Debentures. The obligations of the Consenting Holder under this Agreement are independent of the obligations of any other holder under any Other Support Agreement, if any, and the Consenting Holder shall not be responsible in any way for the consent of, or performance of the obligations of, any other holder. Nothing contained herein, and no action taken by the Consenting Holder pursuant hereto, shall be deemed to constitute the Consenting Holder and such other holders, if any, as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that such holders are in any way acting in concert or as a group (including for purposes of Section 16 promulgated under the Securities Exchange Act of 1934, as amended) with respect to such obligations or the transactions contemplated hereby or by any Other Support Agreement. The Consenting Holder confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Consenting Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other holder to be joined as an additional party in any proceeding for such purpose.

     14. Miscellaneous.

        (a) Further Assurances. Each Party hereby further covenants and agrees that it shall take all such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement and shall refrain from taking any action which would frustrate the purposes and intent of this Agreement.

        (b) Effectiveness; Counterparts. This Agreement shall not become effective and binding on any Party unless and until counterpart signature pages to its Agreement shall have been executed and delivered by WPP and Grey. This Agreement may be executed by one of more of the Parties in any number of counterparts (including by facsimile), each of which shall be deemed to be an original, but all such counterparts when taken together shall constitute one and the same instrument.

        (c) Entire Agreement. This Agreement and the Letter constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior negotiations and all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter; provided that any confidentiality agreement heretofore executed between WPP and the Consenting Holder shall continue in full force and effect.

        (d) Interpretation. When a reference is made in this Agreement to Sections, paragraphs, clauses or Annexes, such reference shall be to a Section, paragraph or clause of or Annex to this Agreement unless otherwise indicated. The words "include", "includes", and "including" when used shall be deemed in each case to be followed by the words "without limitation." The words "hereof," "herein," "herewith," "hereby" and "hereunder" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, defined terms shall include the singular and plural and the conjunctive and disjunctive forms of the terms defined. None of the Parties shall have any term or provision construed against such Party solely by reason of such Party having drafted the same.

        (e) Specific Performance. Each of the Parties recognizes and agrees that, if for any reason any of the provisions of this Agreement are not performed by such Party in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused to the other Parties for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies, the Parties shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement without the necessity of any Party posting a bond or other form of security. In the event that any action should be brought in equity to enforce the provisions of this Agreement, each Party agrees that it will not allege, and each other Party hereby waives the defense, that there is an adequate remedy at law.

        (f) Assignment; Successors and Assigns. Subject to Section 5(a) (ii), neither this Agreement nor any of the rights, interests or obligations of the Consenting Holder under this

Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by the Consenting Holder without the prior written consent of WPP and Grey. Neither this Agreement nor any of the rights, interests or obligations of WPP or Grey under this Agreement shall be assigned or delegated by WPP or Grey without the prior written consent of the Consenting Holder.

        (g) No Third Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other person or entity and is not intended to, and shall not, confer upon any other person any rights or remedies hereunder.

        (h) Headings. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of such section, paragraph or subsection or of this Agreement.

        (i) Amendments and Waivers. This Agreement may not be modified, amended or supplemented except in writing signed by WPP, Grey and the Consenting Holder.

        (j) GOVERNING LAW; SUBMISSION TO JURISDICTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED, AND THE RIGHTS OF THE PARTIES SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

        THE PARTIES TO THIS AGREEMENT EACH HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE OR FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTION CONTEMPLATED HEREBY, AND ALL SUCH PARTIES HEREBY IRREVOCABLY AGREE THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR FEDERAL COURT AND HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT THAT THEY MAY LEGALLY DO SO, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING.

        (k) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

        (l) Acknowledgment. The Parties agree and acknowledge that, notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement on the part of Grey or obligate Grey to amend the Indenture in violation of any of the Financing Agreements (a "Prohibited Indenture Agreement"), and to the extent that any agreement on the part of Grey to take any action under this Agreement would, but for this paragraph (l), constitute a Prohibited Indenture Agreement, such agreement shall be deemed to be an agreement on the part of WPP to cause Grey (and not an agreement on the part of Grey) to take such action.

        (m) Release. Subject to the execution and delivery by WPP, Grey and the Trustee of the Second Supplemental Indenture and, if the Consenting Holder properly executes and delivers consents in respect of Debentures in accordance with the Consent Solicitation, payment of the Consent Fee payable to the Consenting Holder:

          (i) the Consenting Holder hereby voluntarily and knowingly releases, acquits and forever discharges WPP, Grey and the Trustee, and each of their respective past, present or future subsidiaries, affiliates, stockholders, officers, directors, agents, servants, employees, representatives, advisors and attorneys (the "Released Parties"), from, and waives all rights of action with respect to, any and all claims, causes of action, obligations, suits, debts, liens, demands, liabilities, damages, losses, costs and expenses (including reasonable attorneys' fees) of any kind, character or nature whatsoever (collectively "Claims"), which the Consenting Holder in its capacity as a holder of Debentures may now have or may ever have against the Released Parties, whether accrued, absolute, contingent, unliquidated or otherwise, and whether known or unknown on this date, which have or may have arisen out of, or relate in any way to, the Merger, the Consent Solicitation, and the validity, execution and effectiveness of the Second Supplemental Indenture, other than Claims arising out of the performance or non-performance by WPP and Grey of their obligations under
     (1) the Second Supplemental Indenture, (2) the Indenture as modified by the Second Supplemental Indenture, (3) this Agreement (and the Letter) and (4) the Consent Solicitation. The provisions of this paragraph shall be binding upon the Consenting Holder and shall inure to the benefit of WPP, Grey and the Trustee and their respective successors and assigns; and

          (ii) Each of WPP and Grey hereby voluntarily and knowingly releases, acquits and forever discharges the Consenting Holder in its capacity as a holder of Debentures and each of its past, present or future subsidiaries, affiliates, stockholders, officers, directors, agents, servants, employees, representatives, advisors and attorneys (the "Consenting Holder Released Parties"), from, and waives all rights of action with respect to, any and all Claims which each of WPP or Grey or any of their respective subsidiaries (past, present or future) may now have or may ever have against the Consenting Holder Released Parties, whether accrued, absolute, contingent, unliquidated or otherwise, and whether known or unknown on this date, which have or may have arisen out of, or relate in any way to, the Merger, the Consent Solicitation, and the validity, execution or effectiveness of the Second Supplemental Indenture other than Claims arising out of the performance or non-performance by the Consenting Holder of its obligations under this Agreement (and the Letter) and the Consent Solicitation. The provisions of this paragraph shall be binding upon WPP and Grey shall inure to the benefit of the Consenting Holder and its successors and assigns.

                            [signature pages follow]

     IN WITNESS WHEREOF, each of the Parties has executed this Support Agreement as of the date and year first above written.


                                        WPP GROUP PLC



                                        By:
                                           -----------------------------------
                                           Name:
                                           Title:


                                        GREY GLOBAL GROUP INC.



                                        By:
                                           -----------------------------------
                                           Name:
                                           Title:


                                       [CONSENTING HOLDER]


                                        By:
                                           -----------------------------------
                                           Name:
                                           Title:

                                                                         Annex A



================================================================================

                             GREY GLOBAL GROUP INC.,

                                 WPP GROUP plc,

                            ABBEY MERGER CORPORATION

                                       and

                    AMERICAN STOCK TRANSFER & TRUST COMPANY,

                                   as Trustee

                           --------------------------


                          SECOND SUPPLEMENTAL INDENTURE

                               Dated as of [Date]


                             To the Indenture dated
                             as of October 28, 2003

           5% Contingent Convertible Subordinated Debentures due 2033

================================================================================

                          SECOND SUPPLEMENTAL INDENTURE

     SECOND SUPPLEMENTAL INDENTURE, dated as of [______] (this "Second Supplemental Indenture") among WPP GROUP plc, an English public limited company ("WPP"), ABBEY MERGER CORPORATION, a Delaware corporation and wholly owned subsidiary of WPP ("Abbey"), GREY GLOBAL GROUP INC., a Delaware corporation ("Grey"), and AMERICAN STOCK TRANSFER & TRUST COMPANY, a trust company organized under the laws of the State of New York, as trustee (the "Trustee"). All capitalized terms used herein without definition shall have the meanings specified in the Indenture and First Supplemental Indenture referred to below, unless otherwise specified.

                                   WITNESSETH:

     WHEREAS, Grey has heretofore executed and delivered to the Trustee an Indenture, dated as of October 28, 2003, as supplemented by the First Supplemental Indenture dated as of the date of this Second Supplemental Indenture (the "First Supplemental Indenture"), pursuant to which Grey issued 5% Contingent Convertible Subordinated Debentures due 2033 in the aggregate principal amount of $150,000,000, convertible under certain circumstances into shares of common stock, par value $0.01 per share, of Grey;

     WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of September 11, 2004, by and among WPP, Abbey and Grey (as amended, the "Merger Agreement"), Grey will be merged with and into Abbey (the "Merger"), with Abbey being the surviving corporation in the Merger and remaining as a wholly owned subsidiary of WPP, and pursuant to the Merger, each outstanding share of Common Stock and each share of Limited Duration Class B Common Stock, par value $0.01 per share, of Grey will be converted into the right to receive merger consideration in the form of cash or WPP shares in accordance with the terms of the Merger Agreement;

     WHEREAS, pursuant to the First Supplemental Indenture, Abbey shall expressly assume, from and after the Effective Time, all of Grey's obligations as the "Company" under the Indenture and the Debentures, including the obligations to make payment of the principal of, and interest on, the Debentures and the performance of the other covenants under the Indenture, and from and after the Effective Time, Abbey shall be deemed the "Company" for all purposes under the Indenture and the Debentures;

     WHEREAS, pursuant the First Supplemental Indenture, WPP shall become, from and after the Effective Time, a co-obligor, jointly and severally with the Company, of substantially all of the obligations of the Company under the Indenture and the Debentures;

     WHEREAS, pursuant to Section 11.11 of the Indenture, Grey, Abbey and WPP are required to execute and deliver to the Trustee a supplemental indenture providing (x) that the Holder of each Debenture shall have the right to convert such Debenture into the kind and amount of merger consideration receivable upon the Merger by a holder of the number of shares of Common Stock deliverable upon conversion of such Debenture immediately prior to the record date of the Merger, and (y) for adjustments to the Conversion Price that are as nearly equivalent as may be practicable to the adjustments to the Conversion Price provided for in Article 11 of the Indenture;

     WHEREAS, pursuant to Section 9.02 of the Indenture, the Indenture and the Debentures may be amended or supplemented with the consent of Holders of at least a majority in aggregate principal amount of Debentures outstanding voting as a single class;

     WHEREAS, the Holders of a majority in aggregate principal amount of Debentures outstanding have duly consented to the adoption of the provisions contained in this Second Supplemental Indenture, including that the adoption of
Article 3 of this Second Supplemental Indenture fully satisfies the obligations of WPP, Abbey and Grey under Article 11 of the Indenture in connection with the Merger;

     WHEREAS, in satisfaction of the requirements of Section 11.11 of the Indenture, Article 3 of this Second Supplemental Indenture provides (a) that, at any time after the Effective Time, the Holder of each Debenture shall have the right to convert such Debenture into that amount of cash and number of WPP ADSs representing WPP Ordinary Shares (as such terms are defined below) in the same percentage that Holders of Common Stock electing share consideration are entitled to receive in the aggregate under the Merger Agreement and (b) for certain adjustments to the Conversion Price;

     WHEREAS, pursuant to Article 2 of this Second Supplemental Indenture, certain amendments are being made to Sections 4.03, 4.07, 4.08, 5.01 and 5.02 of the Indenture and new Sections 3.16, 3.17, 3.18, 3.19 and 4.09 are being added to the Indenture;

     WHEREAS, in connection with the execution and delivery of this Second Supplemental Indenture, the Trustee has received an Officers' Certificate and an Opinion of Counsel as contemplated by Sections 7.02, 9.06, 11.11 and 12.04 of the Indenture and evidence satisfactory to the Trustee of the consent of the Holders described above;

     WHEREAS, following the Merger Abbey intends to change its name to "Grey Global Group Inc."; and

     WHEREAS, all other acts necessary to make this Second Supplemental Indenture a valid, binding and enforceable instrument, and all of the conditions and requirements set forth in the Indenture, have been performed and fulfilled and the execution and delivery of this Second Supplemental Indenture have been in all respects duly authorized.

     NOW THEREFORE, the parties have executed and delivered this Second Supplemental Indenture, and each of Grey, Abbey, WPP and the Trustee hereby agrees for the other parties' benefit, and for the equal and ratable benefit of the Holders, as follows:

                                    ARTICLE 1

                                   DEFINITIONS

     Section 1.01 of the Indenture is hereby amended by inserting the following new definitions in appropriate alphabetical order:

     "WPP ADSs" means American depositary shares of WPP.

     "WPP Board of Directors" means the board of directors of WPP, or any authorized committee thereof.

     "WPP Market Price" means, with respect to WPP Ordinary Shares, the average of the Last Reported Sale Price (as defined in Section 11A.01 of this Indenture) per share of WPP Ordinary Shares, and with respect to WPP ADSs, the average of the Last Reported Sale Price per share of ADSs, for 20 consecutive trading days before the record date with respect to any distribution, issuance or other event requiring such computation, appropriately adjusted (as determined in good faith by the WPP Board of Directors, whose determination shall be conclusive) to take into account the occurrence, during the period commencing on the first of such 20 consecutive trading days and ending on such record date, of any event requiring adjustment of the Conversion Price under Article 11A of this Indenture.

     "WPP Ordinary Shares" means the ordinary shares nominal value 10p each of WPP.

                                   ARTICLE 2

                              AMENDMENTS TO CERTAIN
                           PROVISIONS OF THE INDENTURE

     Section 2.01 Amendment of Section 4.03. Section 4.03 of the Indenture is hereby amended to add following:

     "(c) From and after the Effective Time, the Company shall not be required to comply with Section 4.03(a) (other than the first and last sentence thereof). From and after the Effective Time, the Company shall file with the Trustee, within 15 days after WPP files such annual reports, information, documents and other reports with the SEC, copies of WPP's annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which WPP is required to file with the SEC pursuant to Section 13 or 15 (d) of the Exchange Act.

     (d) From and after the Effective Time, the Company shall not be required to comply with Section 4.03(b). From and after the Effective Time, any time when WPP is not subject to Section 13 or 15(d) of the Exchange Act, for so long as any Debentures remain outstanding, the Company shall furnish to the Holders and to prospective investors designated by such Holders, upon their request, the information required to be delivered pursuant to Rule 144A(d) under the Securities Act."

     Section 2.02 Amendment of Section 4.07. Section 4.07 of the Indenture is hereby amended by inserting the following as the last sentence of that Section:

     "Subject to Article 5 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence or, from and after the Effective Time, its existence as any other legal entity organized under applicable law. From and after the Effective Time, nothing in this Indenture or in any of the Debentures shall prevent the Company from converting under applicable law from one type of entity organized under the law of any jurisdiction to another type of entity organized under the law of any jurisdiction (and such conversion shall not be deemed to constitute a consolidation, merger or a conveyance, transfer, sale or lease of property or assets for purposes of this Indenture)."

     Section 2.03 Amendment of Section 4.08. Section 4.08 of the Indenture is hereby amended to add the following at the end of Section 4.08:

     "The prior provisions of this Section 4.08 shall be operative only with respect to periods prior to the Effective Time. The Company and the Holders and any beneficial owner of a Debenture, by purchasing the Debentures, agree that, from and after the Effective Time, (i) the Debentures are "contingent payment debt instruments" as defined in Treasury Regulations
     Section 1.1275-4(b), (ii) each Holder and any beneficial owner of a Debenture shall be bound by the Company's application of the Treasury Regulations to the Debentures, including the Company's determination (and, upon appropriate circumstances, redetermination) of the rate at which interest  will be  deemed to accrue on the  Debentures  for  United  States federal income tax purposes, which is the rate (as determined or redetermined by the Company) comparable to the rate at which the "issuer" (within the meaning of Treasury Regulation Section 1.1275-4(b)(4)(i)(A)) would borrow on a noncontingent, nonconvertible basis with terms and conditions otherwise comparable to the Debentures, (iii) each Holder and any beneficial owner of a Debenture shall use the projected payment schedule with respect to the Debentures determined (and, upon appropriate circumstances, redetermined) by the Company, as required by Treasury Regulations Section 1.1275-4(b)(4)(iv), to determine its interest accruals and adjustments as provided in Treasury Regulations Section 1.1275-4(b), and (iv) the Company and each Holder and any beneficial owner of a Debenture will not take any position on a tax return inconsistent with (i),
     (ii), or (iii), unless required by applicable law.

     A Holder of Debentures may obtain the issue price, amount of original issue discount, issue date, yield to maturity, comparable yield and projected payment schedule for the Debentures from and after the Effective Time by submitting a written request for such information to the Company at the address specified in Section 12.02 of this Indenture."

     Section 2.04 Amendment of Section 5.01. Clause (i) of Section 5.01 of the Indenture is hereby amended to read in its entirety as follows:

     "(i) (x) if such consolidation, merger, conveyance, transfer, sale or lease is consummated prior to or as of the Effective Time, the Person formed by such consolidation or into or with which the Company is merged or the Person to which the Company's properties and assets are conveyed, transferred, sold or leased, is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia or (y) if such consolidation, merger, conveyance, transfer, sale or lease is consummated after the Effective Time, the Person formed by such consolidation or into or with which the Company is merged or the Person to which the Company's properties and assets are conveyed, transferred, sold or leased, is a corporation or other legal entity organized under the laws of any jurisdiction; and in the case of (x) or (y), if the Person formed by such consolidation or into or with which the Company is merged or the Person to which the Company's properties and assets are conveyed, transferred, sold or leased is other than the Company, such Person has expressly assumed all of the Company's obligations, including the payment of the principal of, and interest on, the Debentures and the performance of the other covenants under Article 4 of this Indenture;"

     Section 2.05. Amendment to Section 5.02. Section 5.02 of the Indenture is hereby amended to substitute for each reference therein to "the successor corporation" the following: "the successor corporation (if such consolidation, merger, conveyance, transfer, sale or lease is consummated prior to or as of the Effective Time) or the successor Person (if such consolidation, merger, conveyance, transfer, sale or lease is consummated after the Effective Time)".

     Section 2.06 Addition of Sections 3.16, 3.17, 3.18 and 3.19. The Indenture is hereby amended to add the following Sections 3.16, 3.17, 3.18 and 3.19:

     "3.16 Purchase of Debentures at Option of the Holder for Cash.

     (a) After the Effective Time, at each of October 28, 2008, October 28, 2010 and October 28, 2013 (each a "Purchase Date"), outstanding Debentures shall be repurchased by the Company, at the option of the Holder thereof, at a purchase price in cash (the "Purchase Price") equal to 100% of the principal amount of the Debentures to be purchased, plus accrued and unpaid interest (including Additional Amounts and Contingent Interest, if any) thereon, up to and including the applicable Purchase Date.

     (b) The Company shall mail to all Holders of record of the Debentures a notice (a "Purchase Notice") at least 20 Business Days prior to each Purchase Date. The Company shall promptly furnish to the Trustee a copy of such notice. Each Purchase Notice shall include a form of Purchase Acceptance Notice to be completed by a Holder and shall state, as applicable:

     (i) the Purchase Price and the cash and/or securities for which each $1,000 of principal amount of Debentures is then convertible;

     (ii) the name and address of the Paying Agent and Conversion Agent;

     (iii) that Debentures as to which a Purchase Acceptance Notice has been given may be converted only if the Purchase Acceptance Notice has been withdrawn in accordance with the terms of this Indenture;

     (iv) that Debentures must be surrendered to the Paying Agent to collect payment of the Purchase Price and accrued but unpaid interest and Contingent Interest and Additional Amounts, if any;

     (v) that the Purchase Price for any Debentures as to which a Purchase Acceptance Notice has been given and not withdrawn, together with any accrued and unpaid interest, including Contingent Interest and Additional Amounts, if any, with respect thereto, shall be paid promptly following the later of the Purchase Date and the time of surrender of such Debentures as described in (iv);

     (vi) the Purchase Date;

     (vii) the procedures the Holder must follow under this Section 3.16 to require the Company to repurchase such Holder's Debentures;

     (viii) that, unless the Company defaults in making payment of such Purchase Price, interest (including Contingent Interest and Additional Amounts, if any) on Debentures covered by any Purchase Acceptance Notice will cease to accrue on and after the Purchase Date;

     (ix) the CUSIP number of the Debentures; and

     (x) the procedures for withdrawing a Purchase Acceptance Notice.

     At the Company's request and at the Company's expense, the Trustee shall give the Purchase Notice in the Company's name; provided, however, that, in all cases, the text of the Purchase Notice shall be prepared by or at the direction of the Company.

     (c) For a Debenture to be so repurchased at the option of the Holder in connection with a Purchase Date, the Paying Agent must receive such Debenture duly endorsed for transfer, together with the form entitled "Form of Purchase Acceptance Notice" (a "Purchase Acceptance Notice") on the reverse thereof duly completed, together with such Debenture duly endorsed for transfer, after the mailing of the Purchase Notice with respect to such Purchase Date and prior to the close of business on such Purchase Date, subject to extension to comply with applicable law (such extension, if any, to be determined solely by the Company). The Purchase Acceptance Notice must state: (i) if certificated Debentures have been issued, the certificate numbers of the Debentures to be delivered for repurchase; (ii) the portion of the principal amount of Debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and (iii) that the Debentures are to be repurchased by the Company pursuant to Section
3.16 of this Indenture. All questions as to the validity, eligibility (including time of receipt) and acceptance of any

Debenture for redemption shall be determined by the Company, whose determination shall be final and binding.

     The  Company  shall  purchase  from the Holder  thereof,  pursuant  to this
Section 3.16, a portion of a Debenture if the principal amount of such portion is $1,000 or an integral multiple of $1,000. Provisions of this Indenture that apply to the purchase of all of a Debenture also apply to the purchase of such portion of such Debenture.

     Any purchase by the Company contemplated pursuant to the provisions of this
Section 3.16 shall be consummated by the delivery of the consideration to be received by the Holder promptly following the later of the applicable Purchase Date and the time of delivery of the Debentures to the Paying Agent in accordance with this Section 3.16.

     Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Purchase Acceptance Notice contemplated by this Section
3.16 (c) shall have the right to withdraw such Purchase Acceptance Notice at any time prior to the close of business on the applicable Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 3.17.

     The Paying Agent shall promptly notify the Company of the receipt by it of any Purchase Acceptance Notice or written withdrawal thereof.

     Notwithstanding anything herein to the contrary, the Company shall not be required to make an offer pursuant to this Section 3.16 on any Purchase Date if, not more than 20 Business Days prior to such Purchase Date, the Company has made an offer to purchase (an "Alternate Purchase Offer") any and all Debentures validly tendered at a cash price equal to or higher than the Purchase Price (which offer refers to this Section 3.16 and discloses the requirement of the Company to purchase Debentures pursuant hereto and otherwise satisfies the requirements of Section 3.16(b)) and purchases all Debentures properly tendered in accordance with the terms of such Alternate Purchase Offer.

     3.17 Effect of Purchase Acceptance Notice.

     Upon receipt by the Paying Agent of the Purchase Acceptance Notice specified in Section 3.16(c) during the period specified in Section 3.16(c), the Holder of the Debenture in respect of which such Purchase Acceptance Notice was given shall (unless such Purchase Acceptance Notice is withdrawn as specified in the following two paragraphs) thereafter be entitled to receive solely the Purchase Price, together with accrued but unpaid interest (including Contingent Interest and Additional Amounts, if any) thereon, to and including the applicable Purchase Date with respect to such Debenture. Such Purchase Price, together with accrued but unpaid interest (including Contingent Interest and Additional Amounts, if any) thereon, to and not including the applicable Purchase Date shall be paid to such Holder, subject to receipt of funds by the Paying Agent, promptly following the later of (x) the applicable Purchase Date (provided that the conditions in Section 3.16 have been satisfied) and (y) the book-entry transfer or time of delivery of such Debenture to the Paying Agent by the Holder thereof in the manner required by Section 3.16(c). Debentures in respect of which a Purchase Acceptance Notice has been given by the Holder thereof may not be converted pursuant to Article 11A hereof on or after the date of the delivery of such Purchase Acceptance Notice unless such Purchase Acceptance Notice has first been validly withdrawn as specified in the following two paragraphs.

     A Purchase Acceptance Notice may be withdrawn by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with the Purchase Acceptance Notice prior to the close of business on the applicable Purchase Date. The notice of withdrawal must state:

     (i) the principal amount of the Debentures with respect to which such notice of withdrawal is being submitted;

     (ii) if certificated Debentures have been issued, the certificate numbers of the withdrawn Debentures; and

     (iii) the principal amount, if any, of such Debenture which remains subject to the original Purchase Acceptance Notice and which has been or will be delivered for purchase by the Company.

     The Company  shall not purchase any of the  Debentures  pursuant to Section
3.16 if there has occurred, prior to, on or after, as the case may be, the giving, by the Holders of such Debentures, of the required Purchase Acceptance Notice, and is continuing an Event of Default (other than a default in the payment of the Purchase Price). The Paying Agent will promptly return to the respective Holders thereof any Debentures (x) with respect to which a Purchase Acceptance Notice has been withdrawn in compliance with this Indenture, or (y) held by it during the continuance of an Event of Default (other than a default in the payment of the Purchase Price) in which case, upon such return, the Purchase Acceptance Notice with respect thereto shall be deemed to have been withdrawn.

     3.18 Deposit of Purchase Price.

     No later than the first Business Day following each Purchase Date, the Company shall deposit with the Paying Agent (or, if the Company or a subsidiary or an Affiliate of either of them is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 2.04) an amount of money (in immediately available funds) sufficient to pay the aggregate Purchase Price, together with accrued but unpaid interest (including Contingent Interest and Additional Amounts, if any) thereon to and including the Purchase Date, of all the Debentures or portions thereof purchased as of the Purchase Date.

     If the Paying Agent holds money sufficient to pay the Purchase Price of the Debentures on the first Business Day following a Purchase Date, then, after such Purchase Date: (a) such Debentures (or portions thereof) will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the Debentures has been made or the Debentures have been delivered to the Paying Agent); and (b) all other rights of the Holders will terminate (other than the right to receive the Purchase Price upon transfer or delivery of the Debentures).

     3.19 Repayment to the Company.

     The Paying Agent shall return to the Company any cash that remains unclaimed as provided in paragraph 6A of the Debentures, together with interest or dividends, if any, thereon, held by it for the payment of the Purchase Price and accrued but unpaid interest (including Contingent Interest and Additional Amounts, if any); provided, however, that to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 3.18 exceeds the aggregate Purchase Price of the Debentures or portions thereof which the Company is obligated to purchase as of the Purchase Date and accrued but unpaid interest thereon (including Contingent Interest and Additional Amounts, if any), then, unless otherwise agreed in writing with the Company, promptly after the Purchase Date, the Paying Agent shall return any such excess to the Company."

     Section 2.07 Amendment to Section 3.15 of the Indenture. Section 3.15 of the Indenture is hereby amended from and after the Effective Time so that each reference to "Section 3.11" is replaced with a reference to "Section 3.11 or 3.16".

     Section 2.08 Addition of Section 4.09 to the Indenture. The Indenture is hereby amended from and after the Effective Time to add the following Section 4.09:

     4.09 Normal Call Premium.

     "Amounts  paid upon  conversion  of a  Debenture  by a Holder  pursuant  to
     Section 11A.01 hereof that exceed the "adjusted issue price" (as defined in Treasury Regulation Section 1.1275-1(b)) of such Debenture shall be deemed to be a call premium specified in dollars under the terms of this Indenture, but such deemed amounts shall not exceed the greater of (i) a normal call premium on a nonconvertible obligation which is comparable to such Debenture, determined under Treasury Regulation Section 1.249-1(d) (or any successor thereto) and (ii) an amount, determined under Treasury Regulation Section 1.249-1(e) (or any successor thereto), that is attributable to the cost of borrowing and is not attributable to the conversion feature."

     Section 2.09 Addition of Paragraph 6A to the Debentures. A new paragraph 6A is hereby added to the Debentures, which shall read in its entirety as follows:

     "6A. Purchase At The Option Of The Holder For Cash. After the Effective Time, at the option of the Holder and subject to the terms and conditions of the Indenture, the Company shall become obligated to purchase the Debentures held by such Holder on each of October 28, 2008, October 28, 2010 and October 28, 2013 (each, a "Purchase Date") for a Purchase Price equal to 100% of the principal amount thereof, plus accrued but unpaid interest (including Contingent Interest and Additional Amounts, if any) thereon, up to and including the applicable Purchase Date. Holders have the right to withdraw any Purchase Acceptance Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

     If cash sufficient to pay the Purchase Price on all Debentures or portions thereof to be purchased as of a Purchase Date is held by the Paying Agent within one Business Day following such Purchase Date, interest (including Contingent Interest and Additional Amounts, if any) shall cease to accrue on such Debentures (or portions thereof) after such Purchase Date (whether or not book-entry transfer of the Debentures has been made or the Debentures have been delivered to the Paying Agent), and the Holder thereof shall have no other rights as such other than the right to receive the Purchase Price upon surrender of such Debentures."

     Section 2.10 Addition of Form of Purchase Acceptance Notice to the Debentures. The Debentures are amended from and after the Effective Time to add the following "Form of Purchase Acceptance Notice" after the "Form of Holder Change of Control Acceptance Notice" on the reverse of the Debentures:

                       FORM OF PURCHASE ACCEPTANCE NOTICE

TO:  GREY GLOBAL GROUP INC.
     c/o WPP Group USA, Inc.
     125 Park Avenue
     New York, NY  10017
     Attn:  Corporate Secretary
     Telecopier No.  (212) _______

     The undersigned registered owner of this Debenture hereby irrevocably acknowledges receipt of a notice from Grey Global Group Inc. (the "Company") as to an upcoming Purchase Date and requests and instructs the Company to repay the entire principal amount of this Debenture, or the portion thereof (the principal amount of which is an integral multiple of $1,000) below designated, in accordance with the terms of this Debenture and the Indenture referred to in this Debenture, together with accrued but unpaid interest (including Contingent Interest and Additional Amounts, if any) to, but excluding, such date, to the registered holder hereof.

Dated:                                  Your Name:
      ------------------                          ------------------------------
                                        (Print your name exactly as it appears
                                        on the face of this Debenture)

                                        Your Signature:

                                        ----------------------------------------
                                        (Sign exactly as your name appears on
                                        the face of this Debenture)

                                        Signature Guarantee*:
                                                             -------------------

                                        Social Security or other Taxpayer
                                        Identification Number:
                                                              ------------------

                                        DTC Participant Number:
                                                               -----------------

                Certificate Number:
                                   -----------------------------------

*Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Principal amount to be repaid (if less than all):$
                                                  ------------------------------

                                   ARTICLE 3

                          CONVERSION OF THE SECURITIES

     Section 3.01 Amendment to Article 11. Article 11 of the Indenture is hereby amended to add the following:

     "11.15 Effectiveness.

     This Article 11 shall be null and void and have no further force and effect from and after the Effective Time."

     Section 3.02 Addition of Article 11A. The Indenture is hereby amended to add the following Article 11A in satisfaction of the requirements of Section
11.11 of the Indenture in connection with the Merger:

                                  "ARTICLE 11A

                          CONVERSION OF THE SECURITIES

11A.01 Conversion Privilege.

     Subject to the provisions of this Article 11A, a Holder may at any time after the Effective Time, prior to the close of business on the Business Day immediately preceding October 15, 2033 (the "Conversion Expiration Date") convert each $1,000 principal amount of Debentures into (i) the Cash Conversion Amount in cash and (ii) WPP ADSs representing a number of WPP Ordinary Shares equal to the Stock Conversion Amount divided by the Conversion Price in effect on the applicable Conversion Date. The "Conversion Price" shall, after the Effective Time, be initially equal to the Initial Post-Merger Conversion Price, subject to adjustment pursuant to Section 11A.06.

     "Cash Conversion Amount" shall be equal to (x) $1,045.60 multiplied by (y) one (1) minus the Proration Percentage.

     "Initial Post-Merger Conversion Price" shall be equal to $8.84 per WPP Ordinary Share.

     "Proration Percentage" shall be equal to the result (expressed as a decimal) obtained by dividing (x) the number of Stock Electing Shares (as defined in the Merger Agreement as in effect as of February 21, 2005) converted in the Merger into the right to receive WPP ADSs or WPP Ordinary Shares, divided by (y) the total number of Stock Electing Shares; provided, that the Proration Percentage shall not be less than 0.5 nor more than 1.00 and if the total number of Stock Electing Shares is 0 then the Proration Percentage shall be 1.00.

     "Stock Conversion Amount" shall be equal to (x) $1,000 multiplied by (y) the Proration Percentage.

     As promptly as practicable after the Effective Time, WPP shall give written notice (the "Merger Consideration Notice") to the Trustee and make a public announcement setting forth the Effective Time, the Proration Percentage, the Cash Conversion Amount and the Stock Conversion Amount.

     A Debenture in respect of which a Holder elects to exercise its option to require repurchase pursuant to Section 3.11 or 3.16 may be converted only if such Holder withdraws its election in accordance with Section 3.11(d) and
Section 3.12 or Section 3.16(c) and Section 3.17, as applicable. A Holder of Debentures is not entitled to any rights of a holder of WPP ADSs until such Holder has converted its Debentures to WPP ADSs, and only to the extent such Debentures are deemed to have been converted to WPP ADSs under this Article 11A.

     The "Last Reported Sale Price" of the WPP Ordinary Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on such date as reported by The London Stock Exchange or, if the WPP Ordinary Shares are not reported by The London Stock Exchange, as reported in composite transactions for the principal securities exchange on which the WPP Ordinary Shares are traded. If the WPP Ordinary Shares are not reported by The London Stock Exchange and not listed for trading on a securities exchange on the relevant date, the "Last Reported Sale Price" of the WPP Ordinary Shares will be the average of the mid-point of the last bid and asked prices for the WPP Ordinary Shares on the relevant date quoted by each of at least three independent nationally recognized investment banking firms selected by WPP for this purpose. The "Last Reported Sale Price" of the WPP ADSs on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on such date as reported by The Nasdaq National Market or, if the WPP ADSs are not reported by The Nasdaq National Market, as reported in composite transactions for the principal U.S. securities exchange on which the WPP ADSs are traded. If the WPP ADSs are not reported by The Nasdaq National Market and not listed for trading on a U.S. national or regional securities exchange on the relevant date, the "last reported sale price" will be the last quoted bid price for the WPP ADSs in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If the WPP ADSs are not so quoted, the "Last Reported Sale Price" will be the average of the mid-point of the last bid and asked prices for the WPP ADSs on the relevant date quoted by each of at least three independent nationally recognized investment banking firms selected by WPP for this purpose.

     A "Trading Day" means, with respect to WPP Ordinary Shares, a day during which trading in securities generally occurs on The London Stock Exchange or, if the WPP Ordinary Shares are not then listed on The London Stock Exchange, on the principal other securities exchange on which the WPP Ordinary Shares are then listed or, if the WPP Ordinary Shares are not then listed on a securities exchange, on the principal other market on which the WPP Ordinary Shares are then traded. A "Trading Day" with respect to the WPP ADSs means a day during which trading in securities generally occurs on The Nasdaq National Market or, if the WPP ADSs are not then listed on The Nasdaq National Market, on the principal other U.S.

national or regional securities exchange on which the WPP ADSs are then listed or, if the WPP ADSs are not then listed on a national or regional securities exchange, on the principal other market on which the WPP ADSs are then traded.

     A "Dividend Payment Period" shall commence on each date on which WPP has announced that it (i) will make a Below Market Issuance, (ii) will distribute a Cash Dividend or an Asset Distribution, which distribution has a per share value as determined in good faith by the WPP Board of Directors exceeding 10% of the Last Reported Sale Price of WPP Ordinary Shares on the trading day immediately preceding the declaration date for such distribution or (iii) has commenced a Tender Offer, and end on the earlier of (a) the close of business on the business day immediately prior to the ex-dividend date with respect to such distribution or dividend (or in the case of a Tender Offer, at the close of business on the Business Day immediately prior to the expiration of the Tender Offer) and (b) the close of business on the first business day after the day on which WPP makes a public announcement that such distribution or dividend will not be issued or that such Tender Offer has been terminated.

     A Holder may convert a portion of a Debenture equal to $1,000 or any integral multiple thereof. Provisions of this Indenture that apply to conversion of all of a Debenture also apply to conversion of a portion of a Debenture.

     If a Debenture is called for redemption pursuant to Article 3, the right to convert such Debenture shall terminate at the close of business on the second Business Day before the Redemption Date for such Debenture (unless the Company shall default in making the redemption payment then due, in which case the conversion right shall terminate on the date such Default is cured and such Debenture is redeemed).

11A.02 Conversion Procedure.

     To convert a Debenture after the Effective Time, a Holder must satisfy the requirements in paragraph 8 of the Debentures and (i) complete and manually sign the irrevocable conversion notice on the back of the Debenture and deliver such notice to the Conversion Agent, (ii) surrender the Debenture to the Conversion Agent, (iii) furnish appropriate endorsements and transfer documents if required by the Registrar or the Conversion Agent, (iv) pay any transfer or other tax, if required by Section 11A.04 and (v) if the Debenture is held in book-entry form, complete and deliver to the Depositary appropriate instructions pursuant to the Depositary's book-entry conversion programs. After the Effective Time, the date on which the Holder satisfies all of the foregoing requirements is the "Conversion Date." As soon as practicable after the Conversion Date and in any event within five Business Days, WPP shall deliver to the Holder through the Conversion Agent (a) either a receipt or a book entry notation of the number of whole WPP ADSs issuable upon the conversion pursuant to Section 11A.05, (b) the aggregate Cash Conversion Amount payable upon such conversion and (c) cash in lieu of any fractional WPP ADSs.

     After the Effective Time, the Person in whose name the Debenture is registered shall be deemed to be a holder on the Conversion Date of the WPP ADSs for which the Debenture is converted on such Conversion Date; provided, however, that no surrender of a Debenture on any date when the transfer books relating to the WPP ADSs shall be closed shall be effective to constitute the Person or Persons entitled to receive WPP ADSs upon such conversion as the registered holder or holders of such WPP ADSs on such date, but such surrender shall be effective to constitute the Person or Persons entitled to receive such WPP ADSs as the registered holder or holders thereof for all purposes at the close of business on the next succeeding day on which such transfer books are open; provided, further, that such conversion shall be at the Conversion Price in effect on the date that such Debenture shall have been surrendered for conversion, as if such transfer books had not been closed. Upon conversion of a Debenture, such Person shall no longer be a Holder of such Debenture.

     Accrued interest (including Contingent Interest, accrued Tax Original Issue Discount and Additional Amounts, if any) on a Debenture shall not be cancelled, extinguished or forfeited but rather shall, except as otherwise set forth herein, be deemed paid by an applicable portion of the WPP ADSs issued upon conversion of such Debenture. Except as set forth in the preceding sentence, no payment or adjustment will be made for accrued interest (including Contingent Interest or Additional Amounts, if any) on a converted Debenture or for dividends or distributions on WPP ADSs issued upon conversion of a Debenture (provided that the WPP ADSs received upon conversion of Debentures shall continue to accrue Additional Amounts, as applicable, in accordance with the Registration Rights Agreement and shall be entitled to receive, at the next Interest Payment Date, any accrued but unpaid Additional Amounts with respect to the converted Debentures), but if any Holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the next Interest Payment Date, then, notwithstanding such conversion, the interest (including Contingent Interest or Additional Amounts, if any), payable on such Interest Payment Date shall be paid to the Holder of such Debenture on such Interest Payment Date. In such event, such Debenture, when surrendered for conversion, must be accompanied by delivery of a check payable to the Conversion Agent in an amount equal to the interest (including Contingent Interest or Additional Amounts, if any), payable on such Interest Payment Date on the portion so converted. If such payment does not accompany such Debenture, the Debenture shall not be converted; provided, however, that no such check shall be required if such Debenture has been called for redemption on a redemption date within the period between and including such record date and such Interest Payment Date, or if such Debenture is surrendered for conversion on the Interest Payment Date. If the Company defaults in the payment of interest (including Contingent Interest or Additional Amounts, if any) payable on the Interest Payment Date, the Conversion Agent shall repay such funds to the Holder.

     No fractional WPP ADSs shall be issued upon conversion of Debentures. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of full WPP ADSs that shall be issuable upon conversion shall be computed on the basis of the aggregate principal amount of the Debentures (or specified portions thereof to the extent permitted hereby) so surrendered. If any fractional WPP ADS would be issuable upon the conversion of any Debenture or Debentures, WPP shall make a payment in lieu thereof in cash based on the current WPP Market Price of a WPP ADSs on the Conversion Date.

     Upon surrender of a Debenture that is converted in part, the Company and WPP shall execute, and the Trustee shall authenticate and deliver to the Holder, a new Debenture equal in principal amount to the unconverted portion of the Debenture surrendered.

11A.03 Adjustments Below Nominal Value.

     Before taking any action which would cause an adjustment decreasing the Conversion Price so that the WPP Ordinary Shares represented by the WPP ADSs issuable upon conversion of the Debentures would be issued for less than the nominal value of such WPP Ordinary Shares, WPP will take all corporate action which may be necessary in order that WPP may validly and legally issue fully paid or credited as fully paid and nonassessable shares of such WPP Ordinary Shares represented by WPP ADSs issuable upon conversion of the Debentures at such adjusted Conversion Price.

11A.04 Taxes on Conversion.

     If a Holder converts a Debenture, the Company or WPP shall pay any documentary, stamp or similar issue or transfer tax due on the issue of WPP Ordinary Shares or WPP ADSs upon such conversion. However, the Holder shall pay any such tax which is due because the Holder requests the shares to be issued in a name other than the Holder's name. Each of the Company, WPP, the depositary for the WPP ADSs and the Conversion Agent may refuse to deliver the WPP Ordinary Shares or receipts representing the WPP ADSs being issued in a name other than the Holder's name until the Conversion Agent receives a sum sufficient to pay any tax which will be due because the shares are to be issued in a name other than the Holder's name. Nothing herein shall preclude any tax withholding required by law or regulations.

11A.05 WPP to Provide WPP Ordinary Shares and WPP ADSs.

     WPP shall from time to time after the Effective Time as may be necessary, reserve, out of its authorized but unissued WPP Ordinary Shares, a sufficient number of WPP Ordinary Shares to permit the conversion of all outstanding Debentures into WPP ADSs issuable upon conversion of the Debentures.

     The WPP ADSs to be issued upon conversion of Debentures bearing a legend as provided in Section 2.06(f) shall bear a legend substantially in the following form:

          "THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. EACH PURCHASER OF THIS SECURITY IS HEREBY NOTIFIED THAT THE SELLER OF THIS SECURITY MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

          THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT
     (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (III) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS SECURITY FROM THE HOLDER OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE."

     WPP covenants that all WPP Ordinary Shares represented by the WPP ADSs delivered upon conversion of the Debentures shall be newly issued shares or treasury shares, shall be duly authorized, validly issued, and fully paid or credited as fully paid, and no further contribution in respect thereof will be required to be made to WPP by the holders thereof when issued, and shall be free from preemptive rights and free of any lien or adverse claim. WPP shall take such action from time to time as shall be necessary so that the aggregate nominal value of the WPP Ordinary Shares issued upon conversion of any Debenture or underlying the WPP ADSs issued upon conversion of any Debentures shall at all times be equal to or less than the Conversion Price then in effect.

     WPP shall cause adequate availability to be maintained under a Registration Statement with respect to the WPP ADSs as necessary to allow conversion of the Debentures.

     WPP will endeavor promptly to comply with all federal and state securities laws regulating the offer and delivery of WPP Ordinary Shares or WPP ADSs upon conversion of Debentures, if any, and will list or cause to have quoted such WPP Ordinary Shares and WPP ADSs on each national securities exchange or in the over-the-counter market or such other market on which the WPP Ordinary Shares or WPP ADSs are then listed or quoted.

11A.06 Adjustment of Conversion Price.

     The Conversion Price shall be adjusted from time to time in connection with the occurrence of any of the following events after the Effective Time, without duplication, as follows:

          (a) In case WPP shall pay or make a dividend or other distribution on WPP Ordinary Shares in WPP Ordinary Shares to all or substantially all holders of WPP Ordinary Shares, then the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction the numerator of which shall be the number of WPP Ordinary Shares outstanding at the close of business on the date fixed for such determination and the denominator of which shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this subparagraph (a), the number of WPP Ordinary Shares at any time outstanding shall not include shares held in the treasury of WPP (except to the extent such dividend or distribution is being made with respect to such shares) but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of WPP Ordinary Shares.

          (b) In case the outstanding WPP Ordinary Shares shall be subdivided into a greater number of WPP Ordinary Shares, then the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case the outstanding WPP Ordinary Shares shall be combined into a smaller amount of WPP Ordinary Shares, then the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

          (c) In case WPP shall issue to all or substantially all holders of its WPP Ordinary Shares, rights, warrants or options entitling such holders (for a period commencing no earlier than the record date described below and expiring not more than 60 days after such record date) to subscribe for or purchase WPP Ordinary Shares (or securities convertible into WPP Ordinary Shares) at a price per share less than the WPP Market Price with respect to the WPP Ordinary Shares at the record date for the determination of shareholders entitled to receive such rights, warrants or options (a "Below Market Issuance"), the Conversion Price in effect immediately prior thereto shall be adjusted so that the Conversion Price shall equal the price determined by multiplying the Conversion Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of WPP Ordinary Shares outstanding on such record date, plus the number of shares that the aggregate subscription or purchase price for the total number of WPP Ordinary Shares offered by the rights, warrants or options so issued (or the aggregate conversion price of the convertible securities offered by such rights, warrants or options) would purchase at such WPP Market Price, and the denominator of which shall be the number of WPP Ordinary Shares outstanding on such record date plus the number of additional WPP Ordinary Shares offered by such rights, warrants or options (or into which the convertible securities so offered by such rights, warrants or options are convertible). Such adjustment shall be made successively whenever any such rights, warrants or options are issued, and shall become effective immediately after such record date. If at the end of the period during which such rights, warrants or options are exercisable not all rights, warrants or options shall have been exercised, the adjusted Conversion Price shall be immediately readjusted to what it would have been upon application of the foregoing adjustment substituting the number of additional WPP Ordinary Shares actually issued (or the number of WPP Ordinary Shares issuable upon conversion of convertible securities actually issued) for the total number of shares of WPP Ordinary Shares offered (or the convertible securities offered).

          (d) In case WPP shall distribute to all or substantially all holders of WPP Ordinary Shares (i) WPP's equity securities (other than WPP Ordinary Shares), (ii) evidences of WPP's indebtedness and/or (iii) other assets (including securities, but excluding (1) any rights, warrants or options referred to in clause (c) above, (2) any rights or warrants to acquire any capital stock of any entity other than WPP, (3) any dividends or distributions in connection with WPP's liquidation, dissolution or winding-up, (4) any dividends payable solely in cash that may from time to time be declared by the WPP Board of Directors and (5) any dividends or distributions referred to in clause (a) above) (each of (i) , (ii) and
     (iii) , an "Asset Distribution"), in which case, the Conversion Price shall be adjusted so that the adjusted Conversion Price shall equal the number determined by multiplying the Conversion Price in effect on the record date with respect to the Asset Distribution by the fraction of "A/B," where "A" is equal to the Last Reported Sale Price (as defined above) of WPP Ordinary Shares on such record date minus the fair market value on such record date (as determined in good faith by WPP Board of Directors, whose determination shall be conclusive evidence of such fair market value) of the portion of the Asset Distribution applicable to one share of WPP Ordinary Shares, and "B" is equal to such Last Reported Sale Price.

          (e) In case WPP shall distribute or dividend to all or substantially all holders of WPP Ordinary Shares, cash (a "Cash Dividend") that when combined with all other Cash Dividends paid with respect to such calendar year with respect to which such Cash Dividend is paid exceeds the applicable Per Share Dividend Threshold (the amount of such excess, the "Excess Dividend") the Conversion Price shall be reduced so that the adjusted Conversion Price shall equal the number determined by multiplying the Conversion Price in effect on the record date with respect to the Cash Dividend by the fraction of "B/A," where "A" is equal to the Last Reported Sale Price of WPP Ordinary Shares on such record date, and "B" is equal to such last reported sale price minus the amount of Excess Dividend applicable to one WPP Ordinary Share. The "Per Share Dividend Threshold" shall be equal to the total amount of pence sterling per WPP Ordinary Share actually paid by WPP as a cash dividend per WPP Ordinary Share with respect to calendar year 2004; and with respect to each subsequent calendar year, the Per Share Dividend Threshold shall be equal to the Per Share Dividend Threshold applicable to the prior calendar year multiplied by 1.125;
     provided, however, that the Per Share Dividend Threshold shall be appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of or other similar events with respect to WPP Ordinary Shares. WPP shall provide notice to the Trustee of the total amount of pence sterling per WPP Ordinary Share actually paid by WPP as a cash dividend per WPP Ordinary Share with respect to calendar year 2004 promptly after payment of WPP's final dividend with respect to calendar 2004. For purposes hereof, the phrase

     "dividends paid with respect to" a calendar year shall mean dividends specifically paid out of the earnings of such calendar year.

          (f) In case a tender or exchange offer (a "Tender Offer") made by WPP or any subsidiary of WPP for all or any portion of the WPP Ordinary Shares shall expire and such Tender Offer (as amended as of the expiration thereof) shall require the payment to holders of WPP Ordinary Shares of consideration per WPP Ordinary Share having a cash and fair market value and any other consideration included in such payment per WPP Ordinary Share (as determined by the WPP Board of Directors, whose determination shall be conclusive and described in a resolution of the WPP Board of Directors) that as of the last time (the "Expiration Time") tenders or exchanges may be made pursuant to such Tender Offer (as it may be amended) exceeds the first reported sale price per WPP Ordinary Share on the Trading Day next succeeding the Expiration Time, the Conversion Price shall be decreased so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the Expiration Time by a fraction,

          (i) the numerator of which shall be the number of WPP Ordinary Shares outstanding (including any tendered or exchanged shares) at the Expiration Time multiplied by the Last Reported Sale Price of a WPP Ordinary Share on the Trading Day next succeeding the Expiration Time, and

          (ii) the denominator of which shall be the sum of (x) the fair market value (determined as aforesaid) of the aggregate consideration payable to holders of WPP Ordinary Shares based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the Expiration Time (the shares deemed so accepted up to any such maximum, being referred to as the "Purchased Shares") and (y) the product of the number of WPP Ordinary Shares outstanding (less any Purchased Shares) at the Expiration Time and the Last Reported Sale Price of a WPP Ordinary Share on the Trading Day next succeeding the Expiration Time, such adjustment to become effective immediately prior to the opening of business on the day following the Expiration Time. If WPP is obligated to purchase shares pursuant to any such Tender Offer, but WPP is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such Tender Offer had not been made.

     If an adjustment is required to be made as set forth in Section 11A.06(f) above, such adjustment shall be calculated based upon the amount by which the aggregate consideration paid for WPP Ordinary Shares acquired in the Tender Offer exceeds the value of such shares based on the first reported sale price of WPP Ordinary Shares on the Trading Day next succeeding the Expiration Time.

11A.07   No Adjustment.

     No adjustment in the Conversion Price shall be required under Section 11A.06 unless the adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustment which by reason of this Section 11A.07 is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     With respect to Sections 11A.06(d) and (e) hereof, no adjustment to the Conversion Price shall be made if WPP provides that Holders of Debentures will participate in the Asset Distribution or the Cash Dividend, as applicable, on an as-converted basis without conversion. Furthermore, if the numerator of the fraction described in Sections 11A.06(d) and (e) hereof is less than 1 United Kingdom pence (including a negative amount) then in lieu of any adjustment of the Conversion Price, WPP shall make adequate provision so that each Holder of Debentures shall have the right to receive upon conversion, in addition to the cash and WPP ADSs issuable upon such conversion, the distribution or dividend such Holder would have received had such Holder converted such Debentures immediately prior to the record date for such distribution or dividend. In the case where this Indenture provides that a Conversion Price adjustment is effective upon the record date for a distribution or dividend, if the distribution or dividend is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such distribution or dividend had not been declared.

11A.08 Equivalent Adjustments.

     If, as a result of an adjustment made pursuant to Section 11A.06 above, the holder of any Debenture thereafter surrendered for conversion shall become entitled to receive any shares of capital stock of WPP other than WPP ADSs representing WPP Ordinary Shares, thereafter the Conversion Price of such other shares so receivable upon conversion of any Debentures shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to WPP Ordinary Shares contained in this Article 11A.

11A.09 Notice of Adjustment.

     Whenever the Conversion Price is adjusted pursuant to Section 11A.06, or Holders become entitled to other securities or due bills, WPP shall promptly mail to Holders a notice of the adjustment and file with the Trustee an Officers' Certificate briefly stating the facts requiring the adjustment and the manner of computing it. The certificate shall be conclusive evidence of the correctness of such adjustment and the Trustee may conclusively assume that, unless and until such certificate is received by it, no such adjustment is required.

11A.10 Notice of Certain Transactions

     After the Effective Time, WPP shall give notice to the Holders of record of the Debentures of the pending occurrence of each Below Market Issuance, Cash Dividend and Asset Distribution not less than twenty Business Days prior to the ex-dividend date for such distribution and notice to the Holders of record of the Debentures of the occurrence of each Change of Control within twenty Business Days after WPP obtains knowledge of such occurrence of a Change of Control.

     WPP shall cause any such notice to be filed with the Trustee and the Conversion Agent and to be mailed to each Holder of Debentures at its address appearing on the list provided for in Section 2.05, as promptly as possible but in any event at least ten days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record of the holders of WPP ADSs is to be taken for the purpose of such transaction, or, if a record is not to be taken, the date as of which the holders of WPP ADSs are to be determined, or (y) the date on which such transaction is expected to become effective or occur, and the date as of which it is expected that holders of WPP ADSs of record shall be entitled to exchange their WPP ADSs for securities or other property deliverable upon such transaction. Notwithstanding anything in this paragraph to the contrary, neither WPP nor the Company shall not be obligated under this Indenture to provide notice to Holders of a Change of Control, other than as set forth in the preceding paragraph.

11A.11 Effect of Reclassification, Consolidation, Merger, Share Exchange or Sale on Conversion Privilege.

     If any of the following shall occur after the Effective Time, namely (i) any reclassification or change of outstanding WPP Ordinary Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination); (ii) any consolidation, combination, merger, scheme of arrangement or share exchange to which WPP is a party other than a merger or scheme of arrangement in which WPP is the continuing corporation and that does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, outstanding WPP Ordinary Shares; or (iii) any sale or conveyance of all or substantially all of the assets of WPP, then WPP, or such successor or purchasing corporation, as the case may be, and the Company shall, as a condition precedent to such reclassification, change, consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance, execute and deliver to the Trustee a supplemental indenture providing that the Holder of each Debenture then outstanding shall have the right to convert such Debenture into (a) the Cash Conversion Amount and (b) the kind and amount of shares of capital stock and other securities and property (including cash) ("Acquiror Securities") receivable upon such reclassification, change, consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance by a holder of the number of WPP Ordinary Shares deliverable upon conversion of such Debenture immediately prior to the record date or effective date, as applicable, of such reclassification, change, consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance. Such supplemental indenture shall provide for adjustments of the Conversion Price that shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Price provided for in this Article 11A. If, in the case of any such consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a holder of WPP Ordinary Shares includes shares of capital stock or other securities and property of a corporation other than the successor or purchasing corporation, as the case may be, in such consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Debentures as the Board of Directors of
the Company and the Board of Directors of WPP shall reasonably consider necessary by reason of the foregoing. The provision of this Section 11A.11 shall similarly apply to successive consolidations, combinations, mergers, schemes of arrangement, share exchanges, sales or conveyances. Notwithstanding the foregoing, a distribution by WPP to all or substantially all holders of its WPP Ordinary Shares for which an adjustment to the Conversion Price or provision for conversion of the Debentures may be made pursuant to Section 11A.06 shall not be deemed to be a sale or conveyance of all or substantially all of the assets of WPP for purposes of this Section 11A.11.

     In the event WPP shall execute a  supplemental  indenture  pursuant to this
Section 11A.11, WPP shall promptly file with the Trustee an Opinion of Counsel stating that such supplemental indenture is authorized or permitted by this Indenture and an Officers' Certificate briefly stating the reasons therefor, the kind or amount of shares of stock or securities or property (including cash) receivable by Holders of the Debentures upon the conversion of their Debentures after any such reclassification, change, consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance, any adjustment to be made with respect thereto and that all conditions precedent have been complied with.

11A.12 Trustee's Disclaimer.

     The Trustee has no duty to determine when an adjustment under this Article 11A should be made, how it should be made or what such adjustment should be made, but may accept as conclusive evidence of the correctness of any such adjustment, and shall be protected in relying upon, the Officers' Certificate with respect thereto which WPP is obligated to file with the Trustee pursuant to
Section 11A.09. The Trustee shall not be accountable for and makes no representation as to the validity or value of any securities or assets issued upon conversion of Debentures, and the Trustee shall not be responsible for WPP's failure to comply with any provisions of this Article 11A. Each Conversion Agent (other than WPP or an Affiliate of WPP) shall have the same protection under this Section 11A.12 as the Trustee.

     The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 11A.11, but may accept as conclusive evidence of the correctness thereof, and shall be protected in relying upon, the Officers' Certificate with respect thereto which WPP is obligated to file with the Trustee pursuant to Section 11A.11.

11A.13 Voluntary Reduction.

     WPP may, from time to time after the Effective Time, to the extent permitted by law and The Nasdaq Stock Market Marketplace Rules, reduce the Conversion Price by any amount for any period of at least 20 Business Days, in which case WPP shall give at least fifteen (15) days' notice of such reduction. In particular, WPP may, at its option after the Effective Time, make such reduction in the Conversion Price, in addition to those set forth in Section 11A.06, as it deems advisable to avoid or diminish any income tax to holders of WPP Ordinary Shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for tax purposes or for any other reasons.

11A.14 Simultaneous Adjustments.

     In the event that this Article 11A requires adjustments to the Conversion Price under more than one of the subsections of Section 11A.06, and the record dates for the distributions giving rise to such adjustments shall occur on the same date, or if more than one event requiring adjustment pursuant to Section 11A.06 shall occur before completing the determination for the Conversion Price for the first event requiring such adjustment, then in each case, such adjustments shall be made in such order as determined by the WPP Board of Directors (whose determination shall, if made in good faith, be conclusive) as shall preserve for Holders the Conversion Price protection provided in Section 11A.06.

11A.15 Effectiveness; Cross References.

     Following the Effective Time, all references to Article 11 or any Section thereof shall be deemed to be references to this Article 11A and the respective Sections hereof."

     Section 3.03 Amendment to Paragraph 8 of the Debenture. Paragraph 8 of the Debenture is hereby amended to read in its entirety as follows:

     "8. Conversion. Subject to the provisions of Article 11 of the Indenture, a Holder of a Debenture may convert such Debenture prior to the Effective Time into shares of Common Stock of the Company if any of the conditions specified in paragraphs(a) through (e) of Section 11.01 of the Indenture is satisfied, and subject to the provisions of Article 11A of the Indenture, a Holder of a Debenture may convert such Debenture from and after the Effective Time into the Cash Conversion Amount in cash and WPP ADSs representing a number of WPP Ordinary Shares equal to the Stock Conversion Amount divided by the Conversion Price; provided, however, that if such Debenture is called for redemption, the conversion right will terminate on the second Business Day immediately preceding the Redemption Date of such Debenture (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such Default is cured and such Debenture is redeemed). The initial conversion price prior to the Effective Time is $961.20 per share of Common Stock, and the initial conversion price from and after the Effective Time is $8.84 per WPP Ordinary Share, subject to adjustment under certain circumstances as described in the Indenture (the "Conversion Price"). The number of shares of Common Stock issuable upon conversion of a Debenture prior to the Effective Time is determined by dividing the principal amount of Debentures converted by the Conversion Price in effect on the conversion date. The number of WPP Ordinary Shares represented by WPP ADSs issuable upon conversion of a Debenture from and after the Effective Time is determined by dividing (a) the Stock Conversion Amount by (b) the Conversion Price in effect on the conversion date. In the event of a conversion of a Debenture prior to the Effective Time, the Company has the option, in lieu of delivering shares of Common Stock, to pay the Holder surrendering such Debenture an amount of cash determined in accordance with Section 11.02 of the Indenture. Upon conversion, no adjustment for interest (including Contingent Interest and Additional Amounts, if any), or dividends will be made. No fractional shares will be issued upon conversion; in lieu thereof, an amount will be paid in cash based upon (i) if conversion occurs prior to the Effective Time, the current Market Price (as defined in the Indenture) of the Common Stock on the last trading day prior to the date of conversion and (ii) if conversion occurs from and after the Effective Time, the current WPP Market Price (as defined in the Indenture) of WPP ADSs on the last trading day prior to the date of conversion.

     To convert a Debenture, a Holder must (a) complete and sign the irrevocable conversion notice set forth below (copies of which may also be obtained from the Conversion Agent) and deliver such notice to the Conversion Agent, (b) surrender the Debentures by delivering them to the Conversion Agent, at the office or agency maintained for such purpose in the Borough of Manhattan, The City of New York, (c) furnish appropriate endorsements and transfer documents if required by the Registrar or the Conversion Agent, (d) pay any transfer or similar tax, if required and (e) if the Debenture is held in book-entry form, complete and deliver to the Depositary appropriate instructions pursuant to the Depositary's book-entry conversion programs. Upon satisfaction of such requirements, the Conversion Agent shall, on behalf of such Holder, immediately convert such Debentures into, prior to the Effective Time, Common Stock (unless the Company has elected to pay cash in lieu of delivering shares of Common Stock) and, from and after the Effective Time, the Cash Conversion Amount and WPP ADSs representing the number of WPP Ordinary Shares described above. If a Holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the related Interest Payment Date, the Debenture must be accompanied by payment of an amount equal to the interest (including Contingent Interest and Additional Amounts, if any), payable on such Interest Payment Date on the principal amount of the Debenture or portion thereof then converted; provided, however, that no such payment shall be required if such Debenture has been called for redemption on a Redemption Date within the period between and including such record date and such Interest Payment Date, or if such Debenture is surrendered for conversion on the Interest Payment Date. A Holder may convert a portion of a Debenture equal to $1,000 or any integral multiple thereof.

     A Debenture in respect of which a Holder has delivered a Holder Change of Control Acceptance Notice exercising the option of such Holder to require the Company to repurchase such Debenture as provided in Section 3.11 or a Purchase Acceptance Notice exercising the option of such Holder to require the Company to repurchase such Debenture as provided in Section 3.16 of the Indenture may be converted only if such notice of exercise is withdrawn in accordance with the terms of the Indenture."

                                   ARTICLE 4

                                  MISCELLANEOUS

     Section 4.01 Binding Agreement; Assignments. Whenever in this Second Supplemental Indenture any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party.

     Section 4.02 Effectiveness; Relation to Indenture. The provisions of this Second Supplemental Indenture shall become effective as of the date hereof. This Second Supplemental Indenture and all the terms and provisions herein contained shall form a part of the Indenture as fully and with the same effect as if all such terms and provisions had been originally set forth in the Indenture. The Indenture is hereby ratified and confirmed and shall remain and continue in full force and effect in accordance with its terms and provisions, as supplemented and amended by this Second Supplemental Indenture. The Indenture and this Second Supplemental Indenture shall be read, taken and construed together as one instrument.

     Section 4.03 Counterparts. This Second Supplemental Indenture may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

     Section 4.04 Governing Law. This Second Supplemental Indenture shall be governed by and construed in advance with the law of the State of New York.

     Section 4.05 Trustee. The recitals contained herein shall be taken as the statements of Abbey, WPP and Grey, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.


                                        GREY GLOBAL GROUP INC.



                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:


                                        ABBEY MERGER CORPORATION



                                        By:
                                           -----------------------------------
                                           Name:
                                           Title:


                                        WPP GROUP PLC



                                        By:
                                           -----------------------------------
                                           Name:
                                           Title:


                                        AMERICAN STOCK TRANFER & TRUST COMPANY,
                                        as Trustee



                                        By:
                                           -----------------------------------
                                           Name:
                                           Title:

                                                                         Annex B

--------------------------------------------------------------------------------
|                          |                          |                        |
| Consenting Holder's Name | Name of Nominees Holding | Amount of Debentures   |
|       and Address        |       Debentures         |  Aggregate Principal   |
--------------------------------------------------------------------------------
|                          |                          |                        |
|                          |                          |                        |
|                          |                          |                        |
--------------------------------------------------------------------------------



                                                                         Annex C
                                 Press Release

                              INVESTOR INFORMATION

This communication is being made by WPP in respect of the proposed merger involving WPP and Grey. This communication does not constitute an offer of any securities for sale. In connection with the proposed merger, WPP has filed with the US Securities and Exchange Commission (SEC) on February 1, 2005, Amendment no. 3 to Registration Statement on Form F-4 (SEC File No. 333-119949), containing a proxy statement/prospectus relating to the proposed merger for the stockholders of Grey, and each of WPP and Grey has and will be filing other documents regarding the proposed merger with the SEC.

INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000.

Grey and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed merger. Information regarding Grey's directors and executive officers is available in Grey's definitive proxy statement relating to its 2004 Annual Meeting of Stockholders. This definitive proxy statement was filed by Grey with the SEC on December 8, 2004. Additional information regarding the interests of such potential participants is included in definitive proxy statement/prospectus relating to the proposed merger and the other relevant documents filed with the SEC.